October 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeanne Baker
Terence O’Brien

Re:	Cibus, Inc.
Form 8-K/A filed June 29, 2023
File No. 001-38161

Ladies and Gentlemen:

Cibus, Inc. (formerly, Calyxt, Inc.), a company incorporated under the laws of the state of Delaware (the “Company” or “Cibus”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 26, 2023 (the “Comment Letter”) with respect to the Company’s Form 8-K/A filed with the Commission on June 29, 2023.

Set forth below is the Company’s response to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meaning given to them in the Company’s Form 8-K filed on June 1, 2023, as amended by the Company’s Form 8-K/A filed on June 29, 2023 (as so amended, the “Form 8-K”).

Form 8-K/A filed June 29, 2023

Exhibit 99.7 Unaudited Pro Forma Combined Financial Information for Cibus Global, LLC and Calyxt, Inc.

Introductory Note, page 1

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

We note your response to prior comment 1, as well as the additional information you provided during our September 14, 2023 telephone call. Please address the following:

•

Provide the ownership and structure of the entities before the date of the business combination, as well as the ownership interests after the transaction. In this regard, we note that the Company owns 79.1% of the Cibus common units. Identify who owns the remainder of the common units;

•

Provide a detailed description of the legal steps taken to effect the transaction, including the changes to the structures of the entities and the specific timing of each step between January 13, 2023, the date of the Agreement and Plan of Merger, and May 31, 2023, the date the parties completed the business combination;

•

Explain why the Company organized the combined entity in an UP-C structure and explain the objective(s) you were trying to achieve. Address whether the Company contemplated other alternative structures and, if not, why not. Also, address why the Up-C structure was organized with Cibus Global as an LLC with the Company as its managing member. Explain whether or not the intended benefits of the UP-C structure could have been achieved with an alternative governance structure for Cibus Global, whether you considered any such alternative governance structures, and if applicable, why you chose the structure utilized in the transaction;

•

Given the Company’s significant ownership interest in the combined entity and lack of any material non-controlling interests, please explain why the LLC agreement was structured such that the Company was the sole management member of Cibus Global;

•

Provide us with your comprehensive analysis related to the determination that Cibus Global is a VIE. Fully explain the specific changes to the LLC agreement that resulted in this determination, and note the timing of when the changes legally occurred;

•

You indicated that the non-managing members of Cibus Global (post transaction) do not have kick-out rights or participating rights. Clarify whether this assertion is because (i) there are no kick-out rights or participating right or (ii) that there are kickout rights and/or participating rights and such rights are not substantive. If the latter, please explain how you determined such rights are not substantive;

•	Provide the following information related to the combined entity:

•	Explain why the name of the combined entity changed to Cibus, Inc;

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

•	Explain why the Board of Directors of the combined company was decreased to six members, all of whom were legacy Cibus board members;

•	Explain what drove the Board representation and structure;

•	Explain how the management of the combined entity was determined; and

•	Describe the nature of the ongoing operations of the combined entity. Address whether any legacy operations of Calyxt is part of such ongoing operations.

Response:

On May 31, 2023, the Company completed its business combination with Cibus Global, LLC (“Cibus Global”) in accordance with the terms of the Merger Agreement. Upon consummation of the Transactions1, the resulting combined Company was organized in an umbrella partnership C-corporation, or “Up-C”, structure. This structure, which was introduced by Cibus Global during the negotiations of the Merger Agreement, is a common structure frequently used in transactions involving entities classified as a partnership for U.S. federal income tax purposes, such as Cibus Global.

The Company’s Up-C structure was proposed to allow certain existing equityholders of Cibus Global, referred to as the Electing Members (as further defined in Annex A), to retain equity ownership directly in Cibus Global—an entity that prior to the consummation of the Transactions was, and after consummation of the Transactions remains, classified as a partnership for U.S. federal income tax purposes—in the form of Up-C Units. The balance of the equity ownership in Cibus Global is held directly by the Company. This structure provides certain tax benefits and associated cash flow advantages to both the Company and such Electing Members. The Up-C structure allows future taxable income of Cibus Global that is allocated to the Electing Members to be generally taxed on a pass-through basis, and therefore, such income will generally not be subject to corporate taxes at the entity level. Additionally, the Electing Members may exchange their Up-C Units for shares of Class A Common Stock, providing them with liquidity.

The negotiation of the Up-C structure, which mirrors the customary structure of numerous other public company Up-C structures, preceded the accounting analysis to determine the accounting acquirer in the Transactions. The subsequent accounting analysis under U.S. generally accepted accounting principles (“GAAP”) concluded that the Company was both the legal and accounting acquirer in the Transactions. Specifically, the analysis concluded that Cibus Global is a variable interest entity (a “VIE”) and that because (a) the Company is the managing member of Cibus Global with the power to direct the most significant activities of Cibus Global and (b) the Company has a variable interest in the form of its equity ownership that provides it with the ability to participate significantly in Cibus Global’s benefits and losses, the Company is the primary beneficiary of the VIE. Because of the clear guidance in the authoritative accounting standards regarding identifying the primary beneficiary of a VIE as the accounting acquirer, the Company concluded that the Company was the legal and accounting acquirer and Cibus Global was the legal and accounting acquiree.

[1]	Set forth in Annex A to this response letter is a diagram that depicts the ownership and structure of the entities involved in the Transactions immediately preceding and following the Transactions.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

This conclusion was dictated by the requirements of GAAP and reflected neither a choice nor preference of the Company. Any alternative conclusion would have required that the Company override the requirements of GAAP.

To facilitate the Staff’s analysis, the Company has provided additional detail below with respect to each of the requests set forth within the Staff’s comment.

•

Provide the ownership and structure of the entities before the date of the business combination, as well as the ownership interests after the transaction. In this regard, we note that the Company owns 79.1% of the Cibus common units. Identify who owns the remainder of the common units;

Set forth in Annex A to this response letter is a diagram that depicts the ownership and structure of the entities immediately preceding and following the Transactions.

The Company owns 79.1% of the Cibus Common Units. The remaining 20.9% of the Cibus Common Units are owned by the Electing Holders—thirty-six members from among the Top 99 Holders2 who elected to receive Up-C Units in the Transactions. These Electing Members constitute the non-controlling interests of Cibus Global, representing 20.9% of the economic interest in Cibus Global and holding corresponding Class B Common Stock, representing 20.9% of the aggregate voting power of the Company’s combined Common Stock. Because the exact ownership interest of such Electing Members was dependent upon the number of Top 99 Holders that elected to become Electing Members, the ultimate noncontrolling interest following the Transactions was not known until the Transactions were finalized.

•

Provide a detailed description of the legal steps taken to effect the transaction, including the changes to the structures of the entities and the specific timing of each step between January 13, 2023, the date of the Agreement and Plan of Merger, and May 31, 2023, the date the parties completed the business combination;

[2]

Cibus Global is classified as a “partnership” for U.S. federal and applicable U.S. state and local tax purposes. However, certain “publicly traded partnership” rules in the U.S. tax law mandate that any entity which is otherwise classified for U.S. tax purposes as a partnership shall be required to instead be classified for such purposes as a corporation if interests in that entity are traded on an established securities market or are readily tradeable on a secondary market. Although interests in Cibus Global will not be traded on any securities market, the fact that such interests, as part of an Up-C Unit, are exchangeable or redeemable for shares of Class A Common Stock, may cause these rules to require Cibus Global to be classified as a corporation (rather than a partnership) for U.S. tax purposes. Nonetheless, the regulations promulgated pursuant to these publicly traded partnership rules provide certain “safe harbors” which, if complied with, would allow Cibus Global to continue to be classified as a partnership for U.S. tax purposes. One such safe harbor applies if (among other requirements) Cibus Global were to, at all times, have less than 100 holders of Cibus Common Units. The limitation of the election for Up-C Units to the Top 99 Holders was intended to ensure compliance with this safe harbor.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

On January 13, 2023, the Company (then Calyxt, Inc.), Calypso Merger Subsidiary, LLC (“Merger Subsidiary”), Cibus Global and the Blocker Entities (as defined in Annex A hereto) entered into the Merger Agreement. Merger Subsidiary was formed by the Company prior to January 13, 2023, as a wholly-owned subsidiary, for the sole purpose of completing the merger of Merger Subsidiary with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist, as described below.

Also on January 13, 2023, support agreements were entered into between Cibus Global, on the one hand, and certain Company stockholders and certain directors and officers of the Company (collectively, the “Supporting Stockholders”) on the other hand, who as of January 13, 2023, collectively and in the aggregate, beneficially held voting power of approximately 49.8% of the then outstanding common stock of the Company (the “Subject Shares”). Pursuant to the terms of these support agreements, the Supporting Stockholders agreed to take certain actions to support the Transactions, including not transferring the Subject Shares during the term of these support agreements, except under specified circumstances, and voting the Subject Shares in favor of the Merger Agreement and the Transactions and against any alternative acquisition proposals.

Also on January 13, 2023, support agreements were entered into between the Company, on the one hand, and certain of Cibus Global’s equityholders (including the Blocker Entities) and certain directors and officers of Cibus Global (collectively, the “Cibus Supporting Unitholders”), on the other hand, who as of January 13, 2023, collectively and in the aggregate, held voting power of approximately 54.3% of the then outstanding voting membership units of Cibus Global (the “Subject Units”). Pursuant to the terms of these support agreements, the Cibus Supporting Unitholders agreed to take certain actions to support the Transactions, including not transferring the Subject Units during the term of these support agreements except under specified circumstances and voting (or acting by written consent) all of such Cibus Supporting Unitholders’ Subject Units in favor of the Mergers and the Transactions and against any alternative acquisition proposals, and the conversion of all outstanding pre-closing preferred membership units of Cibus Global into pre-closing voting common units of Cibus Global on a one-for-one basis.

On February 14, 2023, the Company filed a registration statement on Form S-4 with the Commission.

On February 23, 2023, the Company received a letter from the Commission noting that the Commission would not review the registration statement.

On April 14, 2023, the Company and Cibus Global entered into a First Amendment to the Merger Agreement to correct a scrivener’s error in the definition of “Public Company Class A Common Stock” in Article IX of the Merger Agreement.

Also on April 14, 2023, the Company filed amendment number 1 to its registration statement on Form S-4 with the Commission and submitted a written request for acceleration of the effective date of the registration statement, requesting such effectiveness as of 3:00 p.m. Eastern Time on April 18, 2023.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

On April 18, 2023, the Commission declared the registration statement on Form S-4 effective, and the Company commenced mailing of the proxy statement / prospectus included therein to Calyxt, Inc. stockholders and Cibus Global unitholders.

On May 2, 2023, Cibus Global disseminated an information statement, including a copy of the proxy statement / prospectus included in the Company’s registration statement that was declared effective, to all members and warrant holders of Cibus Global, which included a copy of an Action by Written Consent of the members of Cibus Global for the approval of the Merger Agreement and the Transactions and the conversion on a one-for-one basis of all preferred units of Cibus Global into voting common units of Cibus Global immediately preceding the consummation of the Mergers. For each Top 99 Holder, the information statement was accompanied by an election form and copies of the Tax Receivable Agreement, the Third Amended and Restated Limited Liability Company Agreement of Cibus Global, LLC (the “LLC Agreement”), Exchange Agreement, and Registration Rights Agreement. Each election form permitted each holder that was a Top 99 Holder to elect on a per-unit basis (other than in respect of profits interest units of Cibus Global), to receive merger consideration in the form of either (A) shares of Class A Common Stock or (B) Up-C Units (any units of Cibus Global for which an election was made to receive Up-C Units, being “Excluded Units”), provided that Top 99 Holders electing to receive Up-C Units were not eligible to exchange more than ninety-five percent (95%) of their units of Cibus Global for Up-C Units, such units of Cibus Global, if any, in excess of 95% would instead be automatically delivered in the form of shares of Class A Common Stock.

On May 17, 2023, in accordance with the terms of the Merger Agreement, Cibus Global notified the Company that it had elected to extend the Outside Date (as defined in the Merger Agreement) to June 30, 2023, pursuant to Section 8.1(b) of the Merger Agreement (the “Extension”). The Extension provided Cibus Global and the Company sufficient time to prepare for the closing of the Transactions. On May 17, 2023, in connection with the Extension, the total amount of Interim Funding (as defined in the Merger Agreement) available to the Company from Cibus Global was increased to $5,000,000 in the aggregate. Additionally, consistent with the terms of the Merger Agreement, Cibus Global consented to the adoption by the Company of certain amendments to the Company’s executive severance plan and the adoption by the Company of a short term incentive plan.

On May 18, 2023, the Company held a special meeting of stockholders at which the Company’s stockholders approved each of the proposals described in detail in the Company’s previously delivered proxy statement / prospectus.

On May 19, 2023, the Company announced that its board of directors, pursuant to the proposal approved by the stockholders of the Company at the special meeting, had established a ratio of 1-for-5 for a reverse stock split to be consummated concurrent with the Transactions on the closing date for the Transactions.

On May 30, 2023, Cibus Global received the Merger Partner Member Approval (as defined in the Merger Agreement)—the written consents required under Section 18-302(d) of the Delaware Limited Liability Company Act and the Second Amended and Restated Limited Liability Company Agreement of Cibus Global for the adoption and approval of the Merger Agreement, the Transactions contemplated thereby and the conversion on a one-for-one basis of all preferred units of Cibus Global into voting common units of Cibus Global immediately preceding the consummation of the Mergers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

On May 30, 2023, the Blocker Entities received the Blocker Approvals (as defined in the Merger Agreement)—the approvals by the members of the Blocker Entities of the Merger Agreement and the Blocker Mergers contemplated thereby.

On May 31, 2023, the Transactions were effected (substantially concurrently), as follows:

•	At closing, the Company effected the previously announced 1-for-5 reverse stock split.

•	Each preferred membership unit of Cibus Global was converted into voting common units of Cibus Global on a one-for-one basis.

•

The quantum of merger consideration to be delivered in connection with the Transactions and the allocation thereof among equityholders of Cibus Global and the Blocker Entities (the “allocation schedule”) was calculated based on a conversion factor of 3.17045722397476 shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members’ Up-C Units) per fully-diluted voting common unit of Cibus Global and on the basis set forth in the Merger Agreement.

•	Each of the Blocker Entities successively merged with and into the Company, in each case with the Blocker Entities ceasing to exist and the Company surviving each such Blocker Merger.

•

At the effective time of the initial merger (with Blocker 1) (the “First Blocker Merger Effective Time”) (i) the Company’s certificate of incorporation was amended and restated in the form attached as Annex B to the Company’s proxy statement / prospectus, and each share of the Company’s common stock existing and outstanding immediately prior to the First Blocker Merger Effective Time remained outstanding as a share of Class A Common Stock without any conversion or exchange thereof, and (ii) the Company’s bylaws were amended and restated in the form attached as Annex C to the Company’s proxy statement / prospectus.

•

At the effective time of each successive Blocker Merger, the limited liability company interests of the applicable Blocker Entity were cancelled and converted into the right of the equityholders of the applicable Blocker Entity to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the allocation schedule.

•	Following the final Blocker Merger, the Company was renamed “Cibus, Inc.”

•	Following the final Blocker Merger, Merger Subsidiary merged with and into Cibus Global (the “Cibus Merger”), with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

•

At the effective time of the Cibus Merger, all of the issued and outstanding membership units of Cibus Global (including profits interest units) and all warrants or options to purchase membership units of Cibus Global were cancelled (or, in the case of warrants, surrendered to the Company for exchange) and converted into the right to receive the merger consideration set forth in the allocation schedule, as follows:

•

any pre-closing holder of membership units of Cibus Global (excluding the Blocker Entities) that was a Top 99 Holder, in accordance with its election, received either (a) the number of shares of Class A Common Stock set forth on the allocation schedule in exchange for all such holder’s membership units (other than profits interest units) of Cibus Global covered by such election or (b) a number of Up-C Units in exchange for such holder’s membership units (other than profits interest units) elected for exchange into Up-C Units;

•

all pre-closing holders of membership units of Cibus Global, other than the Top 99 Holders and the Blocker Entities, received the number of shares of Class A Common Stock set forth on the allocation schedule in exchange for their membership units (other than profits interest units) of Cibus Global;

•

all pre-closing warrants to purchase membership units of Cibus Global were automatically exchanged for the right to receive the number of shares of Class A Common Stock set forth on the allocation schedule; and

•

all pre-closing profits interest units of Cibus Global were, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such profits interest unit), automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the allocation schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Company stock plan, as set forth on the allocation schedule and subject to the same vesting schedule as was applicable to such profits interest unit prior to closing.

•

Immediately following the Cibus Merger, (i) each pre-closing membership unit and pre-closing warrant of Cibus Global, in each case, held by the Company as a result of the Blocker Mergers was converted or exchanged for Cibus Common Units, as set forth in the allocation schedule, (ii) each pre-closing warrant of Cibus Global held by the Company as a result of the warrant exchanges described in the description of the merger consideration was converted or exchanged for a number of Cibus Common Units, as set forth in the allocation schedule, and (iii) Cibus Global issued a number of additional Cibus Common Units to the Company in an amount equal to the sum of the number of shares of Class A Common Stock issued to former Cibus Global equityholders as merger consideration and the number of shares of common stock of the Company outstanding immediately prior to the first Blocker Merger.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

•

At closing, (i) the Company and the Electing Members became party to the Cibus LLC Agreement, in the form attached as Annex I to the Company’s proxy statement / prospectus, (ii) the Company, Cibus Global and the Electing Members entered into the Exchange Agreement, and (iii) the Company and the Electing Members entered into the Registration Rights Agreement and the Tax Receivable Agreement.

•

At closing, the Company contributed all of its assets to Cibus Global, as a contribution to the capital of Cibus Global, and the Company and Cibus Global entered into certain contribution-related agreements.

•

At closing, the Company’s board of directors, concurrent with the effectiveness of resignations of Yves Ribeill, Laurent Arthaud, Michael A. Carr, Philippe Dumont, Jonathan B. Fassberg, Anna Ewa Kozicz-Stankiewicz, Kimberly K. Nelson, and Christopher J. Neugent, appointed the following individuals as directors of the Company: Rory Riggs, Peter Beetham, Mark Finn, Jean-Pierre Lehmann, Gerhard Prante, and Keith Walker.

Following the closing, the issuance of the merger consideration and the issuance of Cibus Common Units, the combined company was organized in an “Up-C” structure, and the Company’s only material asset consisted of Cibus Common Units.

•

Explain why the Company organized the combined entity in an UP-C structure and explain the objective(s) you were trying to achieve. Address whether the Company contemplated other alternative structures and, if not, why not. Also, address why the Up-C structure was organized with Cibus Global as an LLC with the Company as its managing member. Explain whether or not the intended benefits of the UP-C structure could have been achieved with an alternative governance structure for Cibus Global, whether you considered any such alternative governance structures, and if applicable, why you chose the structure utilized in the transaction;

The Up-C structure implemented in connection with the Transactions was introduced by Cibus Global during the negotiations of the Merger Agreement. The Up-C structure is a common structure that is frequently used in transactions involving entities classified as a partnership for U.S. federal income tax purposes, such as Cibus Global. The Company’s Up-C structure—consistent with all Up-C structures—was proposed to allow the Electing Members to retain their equity ownership directly in Cibus Global, an entity that was prior to the consummation of the Transactions, and which remains after the consummation of the Transactions, classified as a partnership for U.S. federal income tax purposes, in the form of Up-C Units. This structure provides certain tax benefits and associated cash flow advantages to both the Company and such Electing Members. The Up-C structure allows future taxable income of Cibus Global that is allocated to the Electing Members to be generally taxed on a pass-through basis, and therefore, such income is generally not subject to corporate taxes at the entity level.

Additionally, the Electing Members may exchange their Up-C Units for shares of Class A Common Stock, providing them with liquidity. Such exchanges are expected to produce favorable tax attributes that the Company may be able to utilize and that would not be available to the Company in the absence of those transactions. Pursuant to the Tax Receivable Agreement, the Electing Members that exchange Up-C Units for shares of Class A Common Stock will generally be entitled to receive a portion of the net income tax savings that the Company actually realizes.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

As noted above, the Up-C structure was introduced by Cibus Global during the course of negotiations of the Merger Agreement. Accordingly, the only alternative structure contemplated was the structure included in the initial draft merger agreement prepared by the Company, which contemplated that in connection with the merger of Cibus Global with and into Merger Subsidiary, all unitholders and warrant holders of Cibus Global would receive shares of the existing single class of common stock of the Company—a structure that would not deliver the benefits of the Up-C structure discussed above. Because the Up-C structure has become a well-recognized, well-understood and prevalent structure in the public markets, the Company did not undertake to evaluate alternative structures or more novel approaches. With the Company facing significant time pressure in light of its limited capital resources, it sought to implement a customary, market accepted Up-C structure, which it viewed as the most cost- and time-efficient approach. In this regard, in establishing the Up-C structure, the Company retained Cibus Global’s existing nontaxable status as a limited liability company when Merger Subsidiary was merged with and into Cibus Global. Further, the Company implemented what it believed would be the most typical and customary form of Up-C structure, which included having the Company serve as the managing member of Cibus Global.3

Because the Company was implementing what it believed to be the most customary and market accepted Up-C structure, it did not evaluate whether or not alternative governance structures for Cibus Global might achieve the same result. Accordingly, the Up-C structure implemented by the Company in the Transactions reflects what the Company and its professional advisers view as the most customary Up-C structure.

•

Given the Company’s significant ownership interest in the combined entity and lack of any material non-controlling interests, please explain why the LLC agreement was structured such that the Company was the sole management member of Cibus Global;

As discussed above, the Company believes that it is customary and commonplace in Up-C structures for the public entity to serve as the managing member of the pass through entity. Accordingly, because the combined entity was organized in an Up-C structure, the Company does not think that it is uncharacteristic for the Company to serve as the managing member of Cibus Global.

[3]

See for example, “The Up-C deal structure for pass-through entities” by Joanne O’Brien and Will Braeutigam, available at https://www2.deloitte.com/us/en/pages/audit/articles/up-c-structure-ipo-advantages.html (last accessed Sept. 30, 2023) (“The common units held by the existing owners do not provide the existing owners with any voting rights related to the partnership. Rather, all the voting power in the partnership is held by PubCo through its role as managing member.”), and “Advantages of the Up-C partnership structure” by Alistair M. Nevius, Journal of Accountancy, Nov. 1, 2015, available at: https://www.journalofaccountancy.com/issues/2015/nov/up-c-partnership-structure.html (last accessed Sept. 30, 2023) (“As part of the structure, the public company typically becomes the managing member of the operating partnership.”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

Further, the holders of the non-controlling interests of Cibus Global also hold a corresponding number of shares of Class B Common Stock, and by virtue of such ownership have full voting rights, alongside holders of Class A Common Stock, with respect to matters presented to the Company’s stockholders. For instance, the board of directors of the Company is elected by the holders of the Company’s Class A Common Stock and Class B Common Stock, voting together. Accordingly, the Company believes that vesting control of Cibus Global in the Company is consistent with good corporate governance in which all stockholders are represented, proportionate to their equity ownership.

•

Provide us with your comprehensive analysis related to the determination that Cibus Global is a VIE. Fully explain the specific changes to the LLC agreement that resulted in this determination, and note the timing of when the changes legally occurred;

The following analysis related to the determination that Cibus Global is a Variable Interest Entity (“VIE”) is based upon the application of Accounting Standards Codification Topic 810, Consolidation (“ASC 810”) as the primary relevant accounting literature.

1)	Is Cibus Global a legal entity?

The first step in applying the consolidation guidance in ASC 810 is to determine whether the entity being analyzed represents a legal entity, defined in ASC 810-10-20 as follows:

Any legal structure used to conduct activities or hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts.

Conclusion: Yes, Cibus Global is a limited liability company that conducts activities and holds assets, and therefore a legal entity.

2)	Does a scope exception to consolidation guidance (ASC 810) apply?

ASC 810-10-15-4 provides that all legal entities are subject to the guidance for consolidation by a reporting entity, other than those specifically excluded in ASC 810-10-15-12, including employee benefit plans, governmental organizations, certain investment companies and money market funds. Cibus Global is a legal entity that does not fall within any of the excluded entity types under ASC 810-10-15-12.

Additionally, ASC 810-10-15-17 provides the following exceptions to the VIE model in addition to the scope exceptions under the consolidation guidance: (a) not-for-profit entities, (b) separate accounts of life insurance companies, (c) reporting entities with an interest in a VIE created before December 31, 2013 that is unable to obtain the necessary information to perform a VIE analysis, and (d) certain businesses. None of (a)-(c) are implicated here. With respect to exception (d), the fact that the legal entity being evaluated for consolidation is a business is only one factor that must be met in order to meet the business scope exception in ASC 810-10-15-17(d). ASC 810-10-15-17(d) provides that certain legal entities that (i) are businesses under the ASC 805 – Business Combinations definition and (ii) meet none of the four criteria below are exempt from applying the variable interest model and should start with the voting interest model for the consolidation analysis:

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

1.

The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

2.	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

3.

The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

4.	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

ASC 805-10-55-3A provides that a business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Additionally, ASC 805-10-55-4 notes, in part, that a business consists of inputs and substantive processes applied to those inputs that have the ability to contribute to the creation of outputs. Although businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. Cibus Global clearly meets the definition of a business, as it has substantive processes which are applied to inputs that currently create outputs.

Therefore, further analysis under ASC 810-10-15-17(d) is required to determine if the “certain businesses” exception is met. The Company considered the first of the four conditions noted above. Given that the Company, related parties and significant shareholders of the combined company were involved in the legal design and re-design of the combined company that was consummated on May 31, 2023, the Company did not further analyze the remaining three conditions of ASC 810-10-15-17(d).

Conclusion: Cibus Global does not fall within any of the excluded entity types under ASC 810-10-15-12. Scope exceptions (a) through (c) above from ASC 810-10-15-17 are not applicable. Considering that condition (1) of the business scope exception of ASC 810-10-15-17(d) is met, the business scope exception does not apply, and the consolidation analysis of Cibus Global is subject to the requirements of ASC 810 and the variable interest model.

3)	Is Cibus Global a VIE?

ASC 810-10-15-14 identifies three characteristics for determining whether an entity is a VIE, only one of which is required to be met. Under paragraph 15-14(b), an entity is a VIE if the holders of equity at risk as a group lack the characteristics of a controlling financial interest. How that criterion is assessed differs between limited partnerships and legal entities other than limited partnerships. ASC 810-10-05-3 states:

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

Throughout this Subtopic, any reference to a limited partnership includes limited partnerships and similar legal entities. A similar legal entity is an entity (such as a limited liability company) that has governing provisions that are the functional equivalent of a limited partnership. In such entities, a managing member is the functional equivalent of a general partner, and a nonmanaging member is the functional equivalent of a limited partner.

Therefore, the Company first considered the legal form of Cibus Global and whether it is governed more similarly to a limited partnership or a corporation. This evaluation analyzed the Company’s LLC Agreement, which was adopted by Cibus Global concurrent with Closing. Among the changes implemented in the LLC Agreement, the LLC Agreement replaced the board of managers at Cibus Global with a sole managing member—a change that aligned with customary Up-C governance structures and protected the interests of all pre-Transaction members of Cibus Global by vesting the managing member role with the Company, over which the holders of Class A Common Stock (including all Cibus Global members receiving shares of Class A Common Stock in the Transactions) and holders of Class B Common Stock (the non-controlling Cibus Global members electing to receive Up-C Units in the Transactions) were vested with voting power proportional to their underlying economic interests.

Accordingly, under the LLC Agreement, the Company serves as the managing member of Cibus Global, which is the functional equivalent of a general partner. The Company, as the managing member, has ultimate power to direct the activities that most significantly impact the economic performance of Cibus Global (similar to a general partner) rather than solely administrative functions, which is discussed further below. While not a determinative factor, Cibus Global also maintains separate ownership accounts for its members. Therefore, Cibus Global has governance provisions that are the functional equivalent of a limited partnership.

For limited partnership and similar entities, the criterion in paragraph 15-14(b) is met if neither of the following exist in Cibus Global:

1.

A simple majority or lower threshold of limited partners (including a single limited partner) with equity at risk can exercise substantive kick-out rights (according to their voting interest entity definition) through voting interests over the general partner(s).

2.	Limited partners with equity at risk can exercise substantive participating rights (according to their voting interest entity definition) over the general partner(s).

Neither of the above exist, as (1) the non-managing members are not able to exercise substantive kick-out rights (i.e., cannot remove the managing member) and (2) the non-managing members are not able to exercise substantive participating rights over the managing member in making the key operating decisions for Cibus Global (i.e., non-managing members have no voting or consent rights on decisions related to Cibus Global).

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

To assess whether the non-managing members are able to exercise substantive kick-out rights, the Company considered whether the non-managing members could effect a liquidation as well as whether any provisions of the LLC Agreement provide for kick-out rights. The Company considered Sections 9.01 and 9.02(e) of the LLC Agreement, which provide that Cibus Global can only be dissolved and liquidated by the Company, as the managing member, or upon the occurrence of certain contingent events, such as the consent of all members (including the managing member). Considering this, the simple majority or lower threshold of the limited partners described in 15-14(b)(1)(ii)(1) is not met. The Company further considered the provisions of the LLC Agreement relating to the removal of the managing member. Section 8.08 of the LLC Agreement provides that no members have the right to appoint an additional managing member or substitute the managing member without the prior written consent of the incumbent managing member, which may be withheld in such managing member’s sole discretion. Based on the above, the non-managing members do not have the ability to remove the managing member.

Additionally, as established in Section 3.01 of the LLC Agreement, all decisions are made at the sole discretion of the managing member and the other members do not have substantive participating rights, as described in ASC 810-10-25-11 through 25-14.

The above referenced Sections of the LLC Agreement were adopted concurrent with closing of the Transactions, as part of the adoption of the LLC Agreement. These provisions—consistent with other Up-C structures—were introduced to ensure that the majority voting and economic rights of the public stockholders of the Company (i.e., 79.1% of the voting power of the Company’s Common Stock, aligned with their 79.1% economic interest in Cibus Global, held indirectly through the Company) would not be overridden by the minority interest of the Electing Holders (i.e., 20.1% of the voting power of the Company’s Common Stock, aligned with their 20.1% economic interest in Cibus Global, held directly through their Cibus Common Units).

Based on the foregoing considerations, the non-managing members do not have substantive kick-out or participating rights, and therefore Cibus Global meets the definition of a VIE.

Conclusion: Cibus Global is a VIE.

The Company also considered ASC 810-10-30-1, as previously discussed in the Company’s response letter dated July 26, 2023, and concluded that the Transactions did not represent a transaction between entities under common control and, therefore, purchase accounting under ASC 805 was required.

•

You indicated that the non-managing members of Cibus Global (post transaction) do not have kick-out rights or participating rights. Clarify whether this assertion is because (i) there are no kick-out rights or participating right or (ii) that there are kickout rights and/or participating rights and such rights are not substantive. If the latter, please explain how you determined such rights are not substantive;

As discussed above, pursuant to the LLC Agreement of Cibus Global, there are no kick-out rights or participating rights of the non-managing members.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

Provide the following information related to the combined entity:

•	Explain why the name of the combined entity changed to Cibus, Inc;

•	Explain why the Board of Directors of the combined company was decreased to six members, all of whom were legacy Cibus board members;

•	Explain what drove the Board representation and structure;

•	Explain how the management of the combined entity was determined; and

•	Describe the nature of the ongoing operations of the combined entity. Address whether any legacy operations of Calyxt is part of such ongoing operations.

As of May 30, 2023 (i.e., prior to consummation of the Transactions), the Company had 20 full time employees, 5 of whom were within the Company’s administrative, legal and finance functions.

In contrast, as of May 30, 2023 (i.e., prior to the consummation of the Transactions), Cibus Global had 207 full time employees, 157 of whom were engaged in research and development, including trait development and production. Cibus Global was building on a series of key developments during the first half of 2023 and was growing its pipeline of productivity traits, actively engaging with seed company partners, and preparing to open a new semi-automated gene editing trait production facility.

Moreover, the economic terms negotiated in the Merger Agreement reflected the disparity in value among the Company and Cibus Global—with the merger consideration structured such that legacy Company stockholders would own approximately 5% of issued and outstanding shares of the combined company while legacy Cibus Global equityholders would own approximately 95% of the issued and outstanding shares of the combined company.

In light of the relative size of Cibus Global as compared to the Company, and taking into account the business momentum being experienced at Cibus Global compared to the challenges faced by the Company using the Calyxt name and under the management of the legacy board of directors and executive management team, it was determined that it was appropriate that the Company be renamed as Cibus, Inc. and managed by members of the legacy Cibus Global board and management team. Recognizing this, the Merger Agreement was negotiated to require that all then current members of the board of directors resign in connection with the closing.

Notwithstanding the foregoing, the Company and Cibus Global recognized that—unlike many shell company reverse merger transactions—the Transactions brought together highly complementary companies. The Transactions combined two pioneers in agriculture-based gene editing with accretive technology platforms, creating a leading patent portfolio and aggregating in one company what the Company believes to be the world’s most sophisticated trait development and plant breeding facilities. The Company retained many of the talented legacy Calyxt scientists, including Travis Frey, who maintains a leadership role, serving as the Company’s EVP Sustainable Ingredients & Strategy. Further, the Company continues to deliver on the three customer projects that formed the core activities of legacy Calyxt as well as to operate important research and development activities at the Roseville, Minnesota facility that served as legacy Calyxt’s headquarters.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

*  *  *  *  *  *  *

The Company depends on its ability to obtain additional financing, including through the capital markets, which remain inaccessible without an effective registration statement. Accordingly, the Company would like to resolve any remaining concerns with the Staff as promptly as possible so that its pending Registration Statement on Form S-3 may be declared effective. To this end, the Company remains fully available to provide any additional information that may facilitate the resolution of the Staff’s comments in as timely a manner as possible.

If you have any questions regarding the foregoing or would like to discuss further any of the matters raised in this response letter, please feel free to contact Peter E. Devlin of Jones Day at (212) 326-3978.

Very truly yours,

/s/ Rory Riggs

Rory Riggs
Chief Executive Officer

cc:	Wade King, Cibus, Inc.
Steve Berreth, Cibus, Inc.
Peter E. Devlin, Jones Day
Jeremy W. Cleveland, Jones Day

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

Annex A

Each of the “Blocker Entities” was a special purpose entity that was formed in connection with, and at the time of, Fidelity Management & Research Company’s or BV Partners, LLC’s (each, a “Blocker Owner” and collectively, the “Blocker Owners”) respective historical investment in membership units of Cibus Global. The sole assets of each of the Blocker Entities were membership units of Cibus Global owned by the respective Blocker Owner. The Blocker Entities comprised (i) New Ventures I Holdings, LLC, a Delaware limited liability company (“Blocker 1”), which is an entity advised by BV Partners, LLC and (ii) the following entities advised or sub-advised by Fidelity Management & Research Company: BCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 2”), BCGFCP CB HOLDINGS LLC, a Delaware limited liability company (“Blocker 3”), BCGFK CB Holdings LLC, a Delaware limited liability company (“Blocker 4”), FSBCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 5”), PYLBCG CB Holdings LLC, a Delaware limited liability company (“Blocker 6”), FSGRWCO CB Holdings LLC, a Delaware limited liability company (“Blocker 7”), GROWTHCO CB Holdings LLC, a Delaware limited liability company (“Blocker 8”), GRTHCOCP CB Holdings LLC, a Delaware limited liability company (“Blocker 9”), and GRWTHCOK CB Holdings LLC, a Delaware limited liability company (“Blocker 10”) Blockers 1 through 10 are collectively referred to as the “Blocker Entities”.

The “Top 99 Holders” represented holders (excluding the Blocker Entities) of Cibus Global membership units that were the 99 largest holders of membership units (on a fully diluted basis) of Cibus Global.

Ridge Road, LLC was an existing subsidiary of Calyxt, Inc. and not related to the Transactions.

As of March 31, 2023, (i) directors and executive officers of Calyxt, Inc. beneficially owned an aggregate of 4.3% of the common stock of Calyxt, Inc. and (ii) directors and executive officers of Cibus Global, together with Blocker 1, which is advised by BV Partners, LLC, an entity for which Mark T. Finn (a director of Cibus Global) served as a managing member, beneficially owned an aggregate of 40.1% of the membership units of Cibus Global.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2023

Cibus, Inc. Common Stock is comprised of (i) Class A Common Stock, par value $0.0001, which shares have full voting and economic rights and (ii) Class B Common Stock, par value $0.0001, which shares have full voting, but no economic, rights.

“Electing Members” refer to the thirty-six holders from among the Top 99 Holders who elected to receive Up-C Units (comprising a share of Class B Common Stock and a Cibus Common Unit).

Holders of Class A Common Stock include (i) all former Cibus Global equityholders that were not Electing Members in the Transactions, (ii) former Cibus Global equityholders that were Electing Members solely with respect to such Cibus Global membership units that were not exchanged for Class B Common Stock*, and (ii) existing public stockholders of Calyxt, Inc. immediately prior to the Transactions, including Cellectis S.A.

*

For technical tax purposes, Top 99 Holders were not entitled to exchange more than 95% of such holders’ existing Cibus Global membership units for Up-C Units and the remainder of such holders’ Cibus Global membership units were exchanged for Class A Common Stock in the Transactions.

As of May 31, 2023, directors and executive officers of Cibus Global beneficially owned an aggregate of 5,115,946 shares of Class A Common Stock, representing approximately 29.1% of the outstanding Class A Common Stock, and 2,940,057 shares of Class B Common Stock, representing approximately 63.3% of the outstanding Class B Common Stock. On a combined basis, directors and executive officers of Cibus Global beneficially owned shares of Common Stock representing 36.2% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, taken together.